UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-15811

MARKEL CORPORATION RETIREMENT SAVINGS PLAN
(Full title of the plan and the address of the plan, if different from that of the issuer named below)

MARKEL CORPORATION
4521 Highwoods Parkway
Glen Allen, Virginia 23060
(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Board of Directors
Markel Corporation

The Administrative Committee
Markel Corporation Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of the Markel Corporation Retirement Savings Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia
June 13, 2014

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Assets Available for Benefits

December 31, 2013 and 2012

	2013	2012
Investments, at fair value:
Mutual funds	$262,449,179	$187,404,134
Markel Corporation common stock	94,364,672	72,513,051
Stable value fund	3,418,406	—
Total investments	360,232,257	259,917,185
Notes receivable from participants	3,124,901	2,564,827
Assets available for benefits	$363,357,158	$262,482,012

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Statements of Changes in Assets Available for Benefits

Years Ended December 31, 2013 and 2012

	2013	2012
Additions to assets attributed to:
Net investment income:
Net appreciation in fair value of investments	$55,188,115	$19,256,518
Interest and dividends	8,602,340	4,344,283
Total net investment income	63,790,455	23,600,801
Contributions:
Employer	12,700,451	12,076,155
Participant	11,916,646	11,673,551
Rollover	1,922,248	1,774,370
Total contributions	26,539,345	25,524,076
Assets transferred in	35,336,924	6,717,281
Interest income on notes receivable from participants	102,629	75,574
Total additions	125,769,353	55,917,732
Deductions from assets attributed to participant distributions and withdrawals	(24,894,207)	(24,600,684)
Net increase	100,875,146	31,317,048
Assets available for benefits:
Beginning of year	262,482,012	231,164,964
End of year	$363,357,158	$262,482,012

See accompanying notes to financial statements.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

1.	Summary of Significant Accounting Policies

a)	Basis of Presentation
The accompanying financial statements, which present the assets of the Markel Corporation Retirement Savings Plan (the Plan) and changes in those assets, have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

b)	Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP may require the plan administrator to make estimates and assumptions. Actual results may differ from the estimates and assumptions used in preparing the financial statements.

c)	Investments
The Plan's investments are stated at fair value. Investments in shares of mutual funds are valued according to the quoted net asset values of the funds based on the fair values of the assets and liabilities thereof. The fair value of Markel Corporation common stock is based upon the quoted market price of the stock as of the end of each year. The fair value of shares of the stable value fund is determined based on the market value of all of the fund's underlying investments.

The change in the difference between the fair value and the cost of investments held at the beginning and end of each year, adjusted for realized gains or losses on investments sold during the year, is reflected in the Statements of Changes in Assets Available for Benefits as net appreciation in fair value of investments. For the stable value fund, the Statement of Changes in Assets Available for Benefits is presented on a contract value basis. As of December 31, 2013, fair value of the stable value fund approximates contract value.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on an accrual basis.

d)	Notes Receivable from Participants
Notes receivable from participants represent loans to participants made against their vested balances as permitted by the Plan. Notes receivable from participants are valued at the principal amount outstanding plus any accrued but unpaid interest.

e)	Income Taxes
The Plan is in receipt of a favorable determination letter from the Internal Revenue Service (IRS) dated November 13, 2013. The IRS has determined that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The letter also states that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

With the exception of contributions that are designated as Roth deferrals, participants have not been taxed on their salary reduction contributions, or investment earnings related to these contributions, when received by the trustee under the Plan. Ordinarily, participants are subject to tax on these amounts when they receive distributions or make withdrawals from the Plan. Roth deferrals represent after-tax contributions to the Plan. Ordinarily, participants are not subject to tax on Roth distributions.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

U.S. GAAP requires management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by taxing authorities. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 and 2012 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by taxing jurisdictions; however, there are currently no such audits in progress. The plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2010.

f)	Payment of Benefits
Plan benefits and withdrawals are recorded when paid.

g)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, equity price and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Assets Available for Benefits.

2.	Summary of Significant Provisions of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

a)	General
The Plan is a defined contribution plan covering U.S. employees of Markel Corporation and certain of its wholly-owned domestic insurance subsidiaries (the Company). Employees, age 18 or older, are eligible for participation in the Plan upon date of employment, with matching Company contributions commencing after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and is administered by an administrative committee appointed by the chief executive officer of the Company. The assets of the Plan are held in trust under an agreement with Fidelity Management Trust Company (the Trustee), with administrative services provided by a division of Fidelity Investments Institutional Operations Company, Inc.

b)	Asset Transfers
On December 31, 2013, the Alterra 401(k) Plan was merged into the Plan and $35,336,924 in assets were transferred to the Plan. On December 17, 2012, the Thomco 401(k) Plan was merged into the Plan and $6,717,281 in assets were transferred to the Plan.

c)	Contributions
Each year, the Company contributes to the Plan, subject to service requirements, an amount equal to 6% of each participant's eligible compensation. The Company also contributes under the matching provision of the Plan an amount equal to 100% of the first 2% and 50% of the next 2% of compensation contributed by a participant, not to exceed 3% of the participant's eligible compensation for any such year. Participants may contribute, in whole percentage increments, up to 50% of their annual compensation on a pre-tax basis up to a limit of $17,500 in 2013. In addition, participants that reach age 50 before the close of the plan year can elect to make a “catch-up contribution” to the Plan for the plan year. The amount of the catch-up contribution is limited to $5,500 for 2013. One-third of the employer's contributions is allocated to the Company stock fund; however, once the funds are invested in the Company stock fund, participants have the ability to redirect these funds at their discretion. The allocation of participant contributions and the remaining two-thirds of the employer contributions to the various funds is based upon the individual participant's election. Participants may designate all or some of their contributions, including catch-up contributions, as Roth deferrals, which represent after-tax contributions to the Plan.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

Newly hired employees are automatically enrolled in the Plan at a contribution rate of 4% of compensation. Employees hired after November 1, 2011 are also subject to a 1% annual increase in these contributions, up to a maximum contribution rate of 10%. Employees receive notice regarding these deemed elections before the automatic contributions begin and may opt out of the automatic contributions by either electing a different contribution percentage or electing not to contribute. If the employee does not direct their contributions, amounts will be invested in a Fidelity Freedom K Fund based on the employee's age and target retirement date.

Rollover contributions, as shown in the accompanying Statements of Changes in Assets Available for Benefits, represent participant account balances rolled over into the Plan from other qualified plans.

d)	Participant Accounts
Each participant's account is credited with both the participant's and the Company's contributions to the Plan and earnings thereon. The posting of earnings is made on a daily basis.

e)	Vesting and Plan Termination
Participants are immediately vested in their own contributions plus earnings thereon. Vesting in the Company's contributions plus earnings thereon is based on years of service as follows:

Years of Vesting Service	Vested Percentage
Less than two years of service	0%
Two years of service	20%
Three years of service	50%
Four or more years of service	100%

Any non-vested employer contributions transferred from the Alterra 401(k) Plan to the Plan will continue to vest according to the Alterra 401(k) Plan vesting schedule, over a two year period. Any non-vested employer contributions transferred from the Thomco 401(k) Plan to the Plan will vest according to the Plan schedule above.

In accordance with the provisions of the Plan, any portion of the Company's contributions that have not vested at the time of a participant's withdrawal shall be forfeited by the participant and applied to reduce future Company contributions or pay administrative costs of the Plan. For the years ended December 31, 2013 and 2012, forfeited amounts totaled $257,095 and $377,079, respectively.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their respective portion of the Company's contributions plus earnings thereon.

f)	Payment of Benefits
Upon termination of service, participants can elect to receive a lump-sum amount equal to the value of their vested account or allow their account to continue to be held in the trust fund until the participant reaches age 65 or dies, whichever occurs first.

g)	Participant Loans
The Plan contains a provision for loans to participants with the consent of the plan administrator. Under the terms of the Plan, participants generally may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $30,000 or 30% of the vested value of the participant's account or, under certain conditions, up to a maximum of the lesser of $50,000 or 50% of the vested value of the participant's account. Loans bear interest at a market rate in effect at the time of the loan and are repayable in accordance with terms established by the Plan.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

h)	Investment Options
Participants in the Plan are able to direct into which fund contributions are invested as discussed in note 2(c). The Plan offers 21 investment fund options - Markel Corporation common stock and 20 mutual funds. Participants are allowed to change investment options daily, except for the Company stock fund for which participants may change investment options on a real-time basis. Holdings in the stable value fund were transferred to the Plan on December 31, 2013 when the Alterra 401(k) Plan was merged into the Plan but is not an investment option under the Plan. On June 2, 2014, all holdings in the stable value fund were transferred to one of the Company's mutual fund investment options, as determined based on the participants expected retirement date.

3.	Investments

The Plan's investments are held by a trustee-administered trust fund. The following tables present the fair value of investments at December 31, 2013 and 2012 that represent 5% or more of the Plan's assets at the end of the respective years.

	December 31, 2013
	Number of Shares or Units	Fair Value
Markel Corporation common stock	162,598	$94,364,672
Mutual funds:
Fidelity Contrafund - Class K	330,427	31,744,112
Fidelity Freedom K 2030 Fund	1,438,838	22,819,978
Fidelity Freedom K 2020 Fund	1,513,402	22,519,416
Fidelity Puritan Fund - Class K	999,714	21,213,921
Fidelity Retirement Money Market Portfolio	18,991,153	18,991,153
Fidelity Magellan Fund - Class K	197,587	18,227,445

	December 31, 2012
	Number of Shares or Units	Fair Value
Markel Corporation common stock	167,303	$72,513,051
Mutual funds:
Fidelity Contrafund - Class K	269,646	20,900,251
Fidelity Retirement Money Market Portfolio	17,194,918	17,194,918
Spartan U.S. Bond Index Fund - Institutional Class	1,440,948	17,132,868
Fidelity Puritan Fund - Class K	877,056	17,014,895
Fidelity Magellan Fund - Class K	208,372	15,248,659
Fidelity Freedom K 2020 Fund	1,118,636	14,978,538
Fidelity Freedom K 2030 Fund	1,018,287	13,970,891
Fidelity Equity-Income Fund - Class K	284,912	13,402,242

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

During 2013 and 2012, the Plan's investments (including investments bought, sold and held during the year) appreciated in fair value by $55,188,115 and $19,256,518, respectively, as follows:

	Years Ended December 31,
	2013	2012
Markel Corporation common stock	$24,366,625	$3,310,391
Mutual funds	30,821,490	15,946,127
Net appreciation in fair value of investments	$55,188,115	$19,256,518

4.	Fair Value Measurements

FASB ASC 820-10, Fair Value Measurements and Disclosures, establishes a three-level hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the assets or liabilities fall within different levels of the hierarchy, the classification is based on the lowest level input that is significant to the fair value measurement of the asset or liability. Classification of assets and liabilities within the hierarchy considers the markets in which the assets and liabilities are traded and the reliability and transparency of the assumptions used to determine fair value. The hierarchy requires the use of observable market data when available. The levels of the hierarchy are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities traded in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability and market-corroborated inputs.

Level 3 - Inputs to the valuation methodology are unobservable for the asset or liability and are significant to the fair value measurement.

In accordance with FASB ASC 820, the Plan determines fair value based on the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. The Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The following section describes the valuation methodologies used by the Plan to measure assets at fair value, including an indication of the level within the fair value hierarchy in which each asset is generally classified.

Mutual funds. Mutual funds are recorded at the quoted net asset values of shares held by the Plan at year end.

Markel Corporation common stock. Markel Corporation common stock is recorded at the closing price of shares held by the Plan on the New York Stock Exchange at year end.

Stable value fund. This consists of the Managed Income Portfolio, which is a common collective trust fund sponsored by Fidelity and is considered to be a stable value fund with underlying investments in investment contracts that carry a "benefit responsive" feature. The Managed Income Portfolio is valued at fair value and then adjusted by the issuer to contract value. Fair value is equal to the sum of the market value of all the fund’s investments, and contract value is equal to the sum of all of the benefits owed to participants in that fund. This is classified within Level 2 of the valuation hierarchy as participants may ordinarily direct the withdrawal or transfer all of, or a portion of, their investment at contract value. Holdings in the stable value fund were transferred to the Plan on December 31, 2013 when the Alterra 401(k) Plan was merged into the Plan. As of December 31, 2013, fair value of the stable value fund approximates contract value.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

The following tables present the balances of assets measured at fair value on a recurring basis by level within the fair value hierarchy.

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Markel Corporation common stock	$94,364,672	$—	$—	$94,364,672
Mutual funds:
Large cap funds	90,734,855	—	—	90,734,855
Mid/small cap funds	19,185,713	—	—	19,185,713
International funds	15,544,004	—	—	15,544,004
Bond fund	17,374,366	—	—	17,374,366
Blended funds	100,619,088	—	—	100,619,088
Short-term investments	18,991,153	—	—	18,991,153
Total mutual funds	262,449,179	—	—	262,449,179
Stable value fund	—	3,418,406	—	3,418,406
Total investments	$356,813,851	$3,418,406	$—	$360,232,257

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Investments, at fair value:
Markel Corporation common stock	$72,513,051	$—	$—	$72,513,051
Mutual funds:
Large cap funds	64,312,459	—	—	64,312,459
Mid/small cap funds	11,231,055	—	—	11,231,055
International funds	8,412,721	—	—	8,412,721
Bond fund	17,132,868	—	—	17,132,868
Blended funds	69,120,113	—	—	69,120,113
Short-term investments	17,194,918	—	—	17,194,918
Total mutual funds	187,404,134	—	—	187,404,134
Total investments	$259,917,185	$—	$—	$259,917,185

5.	Administrative Expenses

Substantially all of the administrative expenses of the Plan are paid by the Company to the Trustee. Expenses incurred by the Company totaled $35,011 and $35,045 for the years ended December 31, 2013 and 2012, respectively.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2013 and 2012

6.	Related-Party Transactions

As of December 31, 2013, the Plan owned 162,598 shares of Markel Corporation common stock, which had a cost basis of $46,604,532 and a fair value of $94,364,672. During 2013, 15,296 shares of Markel Corporation common stock were purchased at a total cost of $7,871,854 and 20,001 shares, with a cost basis of $6,302,570, were sold for $10,386,858.

As of December 31, 2012, the Plan owned 167,303 shares of Markel Corporation common stock, which had a cost basis of $45,035,248 and a fair value of $72,513,051. During 2012, 20,614 shares of Markel Corporation common stock were purchased at a total cost of $9,049,235 and 25,077 shares, with a cost basis of $6,848,529, were sold for $11,073,157.

Certain plan investments are shares of mutual funds or other holdings with Fidelity Investments Institutional Operations Company, Inc., an affiliate of the Trustee, who is a party-in-interest.

Supplemental Schedule

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2013

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Number of Shares or Units, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Markel Corporation*	162,598 shares of Markel Corporation common stock, cost of $46,604,532	$94,364,672

Mutual Funds:
Fidelity Investments*	330,427 shares of Fidelity Contrafund - Class K	31,744,112
Fidelity Investments*	1,438,838 shares of Fidelity Freedom K 2030 Fund	22,819,978
Fidelity Investments*	1,513,402 shares of Fidelity Freedom K 2020 Fund	22,519,416
Fidelity Investments*	999,714 shares of Fidelity Puritan Fund - Class K	21,213,921
Fidelity Investments*	18,991,153 shares of Fidelity Retirement Money Market Portfolio	18,991,153
Fidelity Investments*	197,587 shares of Fidelity Magellan Fund - Class K	18,227,445
Fidelity Investments*	301,537 shares of Fidelity Equity - Income Fund - Class K	17,694,208
Fidelity Investments*	1,070,940 shares of Fidelity Freedom K 2040 Fund	17,638,381
Fidelity Investments*	1,529,434 shares of Spartan U.S. Bond Index Fund - Institutional Class	17,374,366
Fidelity Investments*	327,332 shares of Fidelity Overseas Fund - Class K	13,142,392
Fidelity Investments*	371,076 shares of Fidelity Stock Selector Small Cap Fund	9,714,777
Fidelity Investments*	272,280 shares of Fidelity Stock Selector All Cap Fund - Class K	9,690,450
Fidelity Investments*	177,292 shares of Spartan Extended Market Index Fund - Advantage Class	9,470,936
Fidelity Investments*	138,909 shares of Spartan 500 Index Fund - Advantage Class	9,097,173
Fidelity Investments*	531,333 shares of Fidelity Freedom K 2010 Fund	7,454,600
Fidelity Investments*	367,292 shares of Fidelity Freedom K 2050 Fund	6,196,220
Fidelity Investments*	19,206 shares of Sequoia Fund	4,281,467
Fidelity Investments*	59,051 shares of Spartan International Index Fund - Advantage Class	2,401,612
Fidelity Investments*	185,260 shares of Fidelity Freedom K Income Fund	2,215,714
Fidelity Investments*	45,897 shares of Fidelity Freedom K 2000 Fund	560,858
	Total mutual funds	262,449,179

Stable Value Fund:
Fidelity Investments*	3,418,406 shares of Managed Income Portfolio Class 1	3,418,406

Participant loans*	$3,124,901 in notes receivable from participants with
	interest rates ranging from 3.25% to 9.25%
	and maturities ranging from one month to twenty years	3,124,901
	Total assets	$363,357,158

*Party-in-interest

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARKEL CORPORATION RETIREMENT SAVINGS PLAN

By:	/s/ Pamela J. Perrott
Pamela J. Perrott
Administrative Committee Member
Date: June 13, 2014

Exhibit Index

Number	Description

23	Consent of Independent Registered Public Accounting Firm